Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman
(202) 419-8402
czimmerman@stradley.com

March 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attn:    Ken Ellington, Staff Accountant

Re:	The Commerce Funds
File Nos. 33-80966, 811-8598

Dear Mr. Ellington:

On behalf of The Commerce Funds (the “Registrant”) and its series, The Missouri Tax-Free Intermediate Bond Fund and The Kansas Tax-Free Intermediate Bond Fund (the “Funds”), below you will find the Registrant’s response to the comment conveyed by you on February 23, 2022 with regard to the Certified Shareholder Annual Report (“Annual Report”) filed with the Commission on January 7, 2022.
1.
Comment: The Funds are identified in the Annual Report as “non-diversified” although they appear to be operating as “diversified.”  If the Funds have been operating as “diversified” for more than three years, please confirm that each Fund will receive shareholder approval prior to any change of the classification back to “non-diversified.”  See Section 13(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 13a-1 under the 1940 Act.

Response: The Registrant has confirmed that each Fund will receive shareholder approval prior to any change of the classification back to “non-diversified.”  The Registrant also intends to file a supplement to update the Funds’ registration statement disclosure.

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (202) 419-8402 if you have any questions.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

CC:	William R. Schuetter, Commerce Investment Advisors, Inc.
Laura Spidle, Commerce Investment Advisors, Inc.
David W. Grim, Stradley Ronon Stevens & Young, LLP